Kings Peak Advisors, LLC
                                   1338 South Foothill Drive, Suite 171
                                   Salt Lake City, Utah 84108


Mr. Doug Cole
President
Trinity Companies Inc.
2526 Durant Avenue
Berkeley, CA 94704


Dear Mr. Cole:

When executed by the undersigned where indicated below, this letter will form an Advisory Agreement (the "Agreement") commencing on the date hereof and ending on July 14, 2004 between Kings Peak Advisors, LLC, a limited liability corporation ("KPA") and Trinity Companies Inc. ("TCI") whereby KPA will provide certain advisory services to TCI on a non-exclusive basis, including general corporate advisory and business development services.

KPA will devote a portion of its professional resources to TCI during the course of this agreement; TCI acknowledges that it is engaging KPA on a best efforts basis.

A.   Advisory Services to Be Performed for TCI by KPA.
          -------------------------------------------------

1.  General Corporate Advisory Services.   KPA will provide as needed, TCI
with advice in connection with (i) structuring and implementing its overall corporate finance strategy, including market positioning with respect to financial markets, (ii) review and analysis of business plans, corporate materials, and investor relations materials for distribution to prospective investors, (iii) general consulting services focused on the acquisition, development and retention of human resources, assistance to senior management in developing and implementing an effective and flexible organizational design, and development and implementation of an effective and compliant Human Resources policies, practices and associated employee handbooks; (iv) recruitment for Board and/or other senior positions as requested, and (v)
merger and acquisition identification, analysis and structuring.   KPA will
also assist TCI on an on-going, non-exclusive basis in identifying placement agents, underwriters, lenders and other sources of financing during the term of this Agreement, as needed.

Compensation: As consideration to KPA for the commencement of services hereunder, TCI agrees to (i) pay to KPA the sum of $25,000 initially as a retainer against expenses and $20,000 per month on the 15th of each month,
commencing upon the signing by both parties of this advisory agreement.   Up
to one hundred percent (100%) of the monthly fees payable under this advisory agreement may, at KPA's option, be paid by TCI in the form of TCI's common stock at a price per share equal to $0.025. As of the date of this advisory agreement, TCI acknowledges that it is indebted to KPA for prior services rendered since April 1, 2002 in the amount of $30,000 ("Accrued Compensation"). Up to fifty percent (50%) of the Accrued Compensation may be paid by TCI, at KPA's option, in the form of TCI's common stock at a price
per share equal to $0.025.   Notwithstanding anything to the contrary
contained herein, TCI shall not be required to issue more than 4,400,000 shares of TCI's common stock to KPA as compensation under this paragraph A.1.



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2.  Financial Advisory Services:  KPA may identify and contact, on a non-
exclusive basis, certain venture capital, underwriters and investment banking companies and other strategic investors that may provide TCI with financing or that may agree to assist TCI in equity or debt offerings. KPA will regularly inform TCI regarding the status of these KPA financing contacts.

Compensation: TCI agrees to pay to KPA at Closing in cash a Financing Success Fee, equal to (a) 10% of gross proceeds from equity financings and/or (b) 1.5% of gross proceeds of debt financings completed by one or more of the underwriters or placement agents introduced to TCI by KPA. In addition, TCI agrees to pay to KPA or its assignees any compensation due to KPA for its assistance in identifying prospective investors in TCI, pursuant to the placement terms and conditions of TCI Offering Memorandums.

3.  Merger and Acquisition Services.  KPA will assist TCI in identifying
potential merger and/or acquisition candidates.   KPA will assist in
contacting pre-approved target companies and in structuring such transactions.

Compensation: TCI agrees to pay to KPA at Closing in cash (or other like-kind compensation acceptable to KPA) an M&A Success Fee according to a Lehman Formula based on the value of the transaction as follows: 5% of the first $1 million in value, 4% of the second $1 million in value, 3% of the third $1 million in value, 2% of the fourth $1 million in value and 1% of all value
thereafter.   In the event that TCI closes an M&A transaction resulting from a contact of KPA with a value of $3 million or greater, KPA will receive at closing a performance bonus of $100,000 (one hundred thousand dollars) payable in cash or like kind compensation, at the discretion of KPA.

4. General Business Development Services. KPA will assist TCI, on a best efforts basis, in the identification of new U.S. and international business development opportunities including but not limited to (i) new marketing and distribution channels, (ii) new strategic marketing, co-marketing, OEM or private label agreements, or (iii) new technology, hardware or software partners or equipment.


Compensation: KPA and TCI agree to negotiate in good faith, in advance, a compensation schedule for Business Development Services provided by KPA on a case-by-case basis. In general KPA will expect a fee of approximately 2.5% of the revenues for a period of one year, which compensation shall survive termination of this Advisory Agreement.











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5.  Equipment Leasing, Lines of Credit, Equipment Financing and other Debt or
Credit Facilities. KPA may from time to time assist TCI in securing lines of credit or lease financing for equipment, systems or other business requirements.

Compensation: KPA and TCI agree to negotiate in good faith, in advance, a compensation schedule for Equipment Financing Services provided by KPA on a case-by-case basis, with an understanding that such compensation will be a minimum of 1.5 percent of total lease/credit facilities utilized by TCI, including any debt or convertible debt financing arranged for or provided by KPA.

B.  Expenses

TCI agrees to reimburse KPA for reasonable out-of-pocket travel expenses related to KPA's performance of the services described in this Agreement (i.e. travel and lodging for KPA professionals to destinations where TCI has requested or approved the presence of KPA professionals).

C.  Term of Agreement

The term of this Agreement shall commence on the date hereof and shall be in effect until July 14, 2004. This Agreement shall be automatically renewable for an additional 12 months unless either party delivers a written notice of non-renewal prior to July 14, 2004. KPA's compensation shall survive termination of this Agreement according to the following terms:

     1. KPA shall be entitled to the compensation described above if (a) TCI receives proceeds from a financing conducted by any approved underwriter resulting from an KPA contact within 12 months of the expiration or termination of this Agreement or (b) completes a merger, acquisition or asset divestiture with any party identified to TCI by KPA within 12 months of the expiration or termination of this Agreement.

D.  Indemnification

KPA and TCI agree to indemnify and hold each other harmless against claims resulting from actions or omissions in connection with this engagement or arising out of willful misstatement of material facts by the other party or its affiliates or representatives.

E.  Governing Law

This Agreement shall be governed by the laws of the State of Utah.



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F.  Signatures

By their authorized signatures below, KPA and TCI agree to be bound by the terms of this Agreement. This Agreement may be signed in counterparts, including fax signatures. Changes in the terms and conditions of this Agreement may be enacted only with mutual written consent.

G.   Acceptance or Rejection by TCI

TCI shall have the exclusive right, in its sole discretion, to accept or reject any business opportunity, credit facility, investment or advise presented, discovered or procured by KPA pursuant to this agreement. In the event of a rejection by TCI, for any reason, KPA shall not be entitled to any of the compensation that would have been payable hereunder, if the transaction had been consummated. KPA is, furthermore, not authorized to enter into any agreements with any person or entity on behalf of TCI.

H.   Confidentiality

In the course of rendering the services provided for in this Agreement, KPA will learn and may develop information that is considered by TCI to be confidential. KPA agrees not to use or disclose such confidential information, except for the purpose of performing its duties hereunder, without the express written consent of TCI.


ACCEPTED FOR TCI


By:
Date:


ACCEPTED FOR KPA




KPA, Managing Director
Date: